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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For PRESS RELEASE #16/03 ISSUED ON JUNE 3, 2003
QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

        Form 20-F                                                          Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                          No   X

QUEBECOR WORLD INC.
Filed in this Form 6-K

         Documents index

1.
Press Release issued on June 3, 2003 (#16/03)

June 3, 2003	16/03
For immediate release	Page 1 of 2

QUEBECOR WORLD REPURCHASES 10,000,000 SHARES AT CDN$24.00

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announced today that it has taken up and will repurchase for cancellation a total of 10,000,000 Subordinate Voting Shares pursuant to its Substantial Issuer Bid dated April 24, 2003, as amended on May 23, 2003, at a purchase price of CDN$24.00. The Substantial Issuer Bid expired at midnight (Montreal time) on the evening of June 2, 2003 and was oversubscribed by 23,084,971 number of shares.

Computershare Trust Company of Canada, depositary under the offer, reported that 9,101,166 Subordinate Voting Shares were validly deposited by way of Letter of Transmittal and 23,983,805 Subordinate Voting Shares using the guaranteed delivery procedure. As the number of shares deposited at the purchase price as at the expiration date of the offer, namely 10,248,044, exceeded 10,000,000, Quebecor World has determined that a pro ration factor of 1.0263 would apply to shares deposited at the purchase price and that all shareholders who deposited their Subordinate Voting Shares at the purchase price of CDN$24.00 will have 97.44% of the number of shares deposited by them bought back at the purchase price, except for odd lot deposits, which are not subject to pro ration and for adjustments to avoid the purchase of fractional shares. Payment for shares properly deposited and accepted will be made by June 6, 2003. Return of shares not purchased because of pro ration or because they were deposited at a price above CDN$24.00 or because they were determined to be invalidly deposited, will be made as promptly as possible.

Excluding the 10,248,044 shares deposited at the purchase price of CDN$24.00, the remaining shares were deposited at an average weighted price of CDN$25.92.

The shares repurchased represent approximately 10.6% of Quebecor World's outstanding Subordinate Voting Shares. After giving effect to the repurchase and cancellation of such shares, Quebecor World will have 84,674,250 Subordinate Voting Shares outstanding.

For immediate release

Quebecor World Inc. is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and	Quebecor World Inc.
Treasury	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: June 3, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD REPURCHASES 10,000,000 SHARES AT CDN$24.00
SIGNATURES